Exhibit 99.1

GOLD STANDARD FILES MINERAL RESOURCE ESTIMATE FOR THE VIRGIN DEPOSIT AT THE LEWIS PROJECT

June 19, 2020 - Vancouver, B.C. - Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) has filed its technical report entitled “Technical Report and Mineral Resource Estimate for the Lewis Project, Ladner County, Nevada USA”, on SEDAR and the Company's website. This report was prepared by APEX Geoscience Ltd. in accordance with National Instrument 43-101 and has an effective date of May 1, 2020.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com